6/24


03024038

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BAA PLC

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 30 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3372 FISCAL YEAR 3-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DATE : 6/25/03


BAA

03 JUN 24 AM 7:21

82-3372

Tuesday 3 June 2003


SEC MAIL PROCESSING
RECEIVED
JUN 09 2003
WASH. D.C. 152 SECTION

BAA plc

AR/S
3-31-03

FINANCIAL RESULTS

FOR YEAR TO 31 MARCH 2003

INVESTOR RELATIONS

Alison Livesley
Head of Investor Relations
130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6692
Fax: +44 (0)20 7932 6783



Embargoed to 0700 hours, Tuesday 3 June 2003

BAA RESULTS
FOR THE YEAR TO 31 MARCH 2003

- Capital expenditure[1] up 25.2% to £774 million (31 March 2002: £618 million). UK airports' capital expenditure up 32.9% to £744 million (£560 million), as investment programme at Heathrow, including Terminal 5, accelerates.

- Passenger traffic up 4.7% to 127.7 million (121.9 million).

- Net retail income[2] up 6.5% to £510 million (£479 million) and net retail income per passenger[2] up 1.5% to £4.01 (£3.95).

- Group operating profit from continuing businesses up 5.2% at £582 million (£553 million).

- Profit before tax and exceptional items up 3.8% to £524 million (£505 million). Profit before tax £538 million (£318 million).

- Earnings per share (before exceptional items) up 2.4% to 34.0 pence (33.2 pence). Earnings per share 35.3 pence (15.6 pence).

- Full year dividend up 3.8% to 19.0 pence (18.3 pence).

[1] See note on page 2 for definition

[2] See notes on page 4 for definitions

BAA's financial results presentation will be broadcast live on BAA's website - www.baa.com/results - at 9.30am (British Summer Time) on Tuesday 3 June 2003. An interview with Mike Clasper, chief executive designate, on BAA's results 2002/03 will follow after the live broadcast.

SUMMARY OF RESULTS

	2002/03	2001/02	Change %
Passenger traffic	127.7m	121.9m	4.7
Revenue*	£1,902m	£1,855m[1]	2.5
EBITDA*	£840m	£802m	4.7
Group operating profit*	£582m	£553m	5.2
Profit before tax and exceptionals	£524m	£505m	3.8
Profit before tax	£538m	£318m	69.2
Earnings per share before exceptionals	34.0p	33.2p	2.4
Earnings per share	35.3p	15.6p	126.3
Dividend per share	19.0p	18.3p	3.8
Capital expenditure**	£774m	£618m	25.2

* Continuing operations only and excludes associates, joint ventures and exceptional items.
** Excludes present value of deferred compensation for purchase of Terminal 5 land of £187 million (£nil) and £31 million (£32 million) capitalised interest.
[1] Restated to reclassify £15 million of marketing support costs as a reduction in revenue, previously reported as an operating cost.

BAA plc, the international airport group, today announced that, for the year to 31 March 2003, revenue from continuing businesses increased by 2.5% to £1,902 million (31 March 2002: £1,855 million restated) on passenger traffic growth of 4.7%.

Group operating profit from continuing businesses was up 5.2% at £582 million (£553 million), primarily reflecting 6.5% growth in net retail income of £31 million and a 2.0% increase in UK airport and other traffic charges of £13 million, partially offset by additional insurance and security costs as the Group continues to focus on enhancing security at its airports.

The Group's net interest and finance charges of £67 million (£39 million) have risen as a result of the increase in net debt, the cost of forward funding the future capital programme (that is vital to the growth of BAA and the UK aviation industry) and a £7 million reduction in FRS 17 net finance income.

Profit before tax and exceptional items grew by 3.8% to £524 million (£505 million). After exceptional items, profit before tax grew to £538 million (£318 million), principally as a result of the £190 million loss in the year to 31 March 2002 on the disposal of World Duty Free Americas.

OPERATING AND FINANCIAL REVIEW

UK airports and World Duty Free

In the year to 31 March 2003, traffic was 4.7% above the prior year at 127.7 million (121.9 million) passengers. This led to a 2.9% increase in direct revenue at UK airports to £1,366 million (£1,327 million restated) and 2.9% growth in World Duty Free's revenue to £352 million (£342 million). Operating profit of the UK airports grew by 3.9% to £557 million (£536 million), including the profit of World Duty Free.

Traffic

The strongest passenger demand in the period was in the domestic and European scheduled markets, with respective growth of 11.3 % and 5.6%, fuelled by lower fares from the full-service and low-cost scheduled airlines. These two markets represented 56.3% of BAA's passengers (up from 54.9%). North Atlantic and other long haul traffic was up 0.9% and 0.6% respectively. Traffic on all routes was adversely affected in March by the conflict in Iraq, severe acute respiratory syndrome (SARS) and comparison with the prior year (due to a much later Easter in 2003). Taking March and April together, traffic was down 0.8% over the two months compared to the prior year.

Stansted, Glasgow and Edinburgh benefited from the continued growth of low cost scheduled airlines. Stansted showed the strongest performance, gaining 18.9% to 16.7 million passengers. 17.5 million (16.1 million) passengers travelled through the three Scottish airports, Glasgow, Edinburgh and Aberdeen. Glasgow and Edinburgh experienced significant growth with passengers increasing by 7.7% to 7.9 million and 13.1% to 7.1 million respectively. Heathrow, up by 4.3% (and representing 49.3% of BAA's UK passenger traffic), benefited from the transfer of routes from Gatwick and the general recovery in scheduled traffic. Gatwick, 23.2% of total traffic, was down 2.8%, where new carriers and routes have partly offset the impact of the transfer of

British Airways routes to Heathrow. Passengers at Southampton fell by 5.5%. However, new routes by low cost carriers are providing new capacity for the summer season.

Airport charges

The 4.7% growth in traffic generated net UK airport charges revenue of £665 million (£652 million restated). This represents an increase of 2.0%. The volume improvement was partly offset by lower average yields as a result of reduced aircraft parking income at Gatwick and increased marketing support at Stansted and in Scotland.

Retail

UK airport retailing, including the operations of World Duty Free, performed well, with net retail income[1] increasing by 6.5% to £510 million (£479 million) and net retail income per passenger[2] rising by 1.5% to £4.01 (£3.95).

In March 2003 the Heathrow Terminal 3 departures lounge redevelopment was completed and there are now over 50 new stores, including Pringle, Paul Smith and Gucci. Completion of the latest phase of the terminal extension at Stansted in April 2002 has also provided additional retail space. These developments have contributed to the strong performance of airside shops and catering. Car parking has benefited from the changing passenger mix at Gatwick and the opening of the new multi-storey car park in Glasgow. Advertising income at £29 million was unchanged from last year, a strong performance in a difficult year and increasing our share of the outdoor advertising market.

World Duty Free operating profit increased to £22 million (£18 million), driven by a 3% uplift in sales alongside improved margins and continued cost control. Legislation to ban tobacco advertising was passed in February and has reduced tobacco sales in line with our expectations.

---

[1] UK airports net retail income is defined as the revenues received directly from third party retail operators, the concession fee paid to the airports by World Duty Free and World Duty Free's operating profit from duty free retail operations across the seven UK airports.

[2] Net retail income per passenger is net retail income divided by the number of passengers (excluding helicopter passengers)

In the fourth quarter net retail income grew by 0.9% to £109.5m (£108.5m). This is despite the impact of the build up to the conflict in Iraq, SARS and the timing of the Easter holiday. However, the resulting changes during the fourth quarter in passenger profiles and airline routes affected net retail income per passenger, which fell to £4.02 (£4.14).

International airports

BAA has interests in 12 international airports. From each of our interests, we either earn a profit share or a management fee (or in certain instances, both types of profit contribution). Together, these interests have contributed £9 million (£6 million) to BAA's operating profit. With five years remaining on the initial Pittsburgh retail contract, BAA was awarded a ten year extension to 2017. GESAC, the management company of Naples airport and in which BAA has a majority interest, was in March 2003 granted a new 40-year full management licence by the Italian government. BAA continues to seek international opportunities to use its expertise and experience gained in operating the UK's leading airports.

Heathrow Express

Heathrow Express carried 5.0 million passengers (4.8 million), a growth of 4.4%. Revenue increased by 10.3% to £64 million (£58 million) as a result of the growth in passengers and the increase in standard class fares from September 2002. Operating profit grew to £9 million (£7 million).

BAA Lynton

BAA Lynton generated operating profit of £19 million (£21 million) from its continuing activities. Its focus has remained on investing in airport related property development and realising profits when market conditions appear favourable. Consequently, rental income fell by £4 million. Sales of trading properties contributed £4 million (£2 million) to operating profit. Exceptional profits of £14 million were generated from the sale of 1 City Place Gatwick and Heathrow South Cargo Centre 1.

BAA McArthurGlen

BAA's joint venture with McArthurGlen, a developer and operator of designer outlet centres in the UK and Europe, was dissolved in September 2002 and BAA substantially disposed of its remaining interests in March 2003. During the period from dissolution until disposal in March, those assets in which BAA had a controlling interest were managed by BAA Lynton, and contributed a profit of £5 million, shown as discontinued operations. The Group's interest in Ashford was sold on 2 April 2003 and the small residual interest in Swindon will be disposed of in due course thereby completing the Group's strategy of exiting its non-core businesses.

Net interest and finance charge

The Group's net interest cost, excluding joint ventures and associates, increased to £108 million (£87 million), net of £31 million (£32 million) capitalised interest and £60 million (£33 million) of interest receivable. This primarily reflected the increase in net debt, the cost of forward funding the Group's capital investment programme and the lower cost of recent borrowings applied to capitalised interest. Capitalised interest increased in the fourth quarter as a result of the capitalisation of interest on the total Terminal 5 construction and other related costs, from 1 December 2002.

FRS 17 net finance income fell by £7 million to £41 million (£48 million).

Taxation

The tax charge, before the impact of exceptional items, of £162 million (£152 million) represents an effective rate of 31% (30%).

Dividend

The recommended final dividend for the year is 12.7 pence (12.2 pence) giving a dividend for the year of 19.0 pence (18.3 pence). This reflects the directors' confidence in the long-term outlook for the business notwithstanding the uncertain short-term environment for aviation.

mf /

Earnings per share

Earnings per share before exceptional items increased by 2.4% to 34.0 pence (33.2 pence). Earnings per share increased from 15.6 pence to 35.3 pence.

Balance sheet

At 31 March 2003, BAA had net assets of £4,575 million (£4,737 million - restated for a prior year adjustment of £70 million arising from the understatement of the opening deferred tax provision on the implementation of FRS 19 in the year to 31 March 2002). The fall in net assets is principally the result of the movement of the pension scheme surplus to a deficit. Tangible fixed assets were £7,802 million (£6,975 million).

Pensions

Included in net assets at 31 March 2003 was a pension scheme deficit, net of deferred tax, of £209 million (surplus £299 million) as required to be recorded under FRS 17. The deficit primarily reflected the significant fall in the value of the scheme's assets due to the falling value of worldwide stock markets and an increase in the scheme's liabilities, resulting from changes in the underlying economic and demographic assumptions.

During April 2003, the Group's actuaries concluded their calculation of the FRS 17 operating charge for pensions and net finance income for 2003/4. This indicates a net £50 million adverse movement in 2003/4 (charge to profit) compared to 2002/3. In 2003/04 the service cost is to increase to £57 million (£49 million), the interest cost will rise to £82 million (£75 million) and the expected return on assets will fall to £81 million (£116 million).

The triennial actuarial valuation, as at 30 September 2002, which applies different assumptions to those underlying the FRS 17 valuation, was completed in March 2003. This indicates that the scheme had an actuarial deficit of only £5 million at 30 September 2002. The company has resumed contributing to the pension scheme from 1 April 2003 at a rate of 14% of pensionable salary, giving an annual cash cost of approximately £40 million.

Capital expenditure

Group capital expenditure, excluding capitalised interest, was £774 million (£618 million). In addition, a further £187 million has been capitalised in respect of the present value of deferred compensation payable to the vendor of land acquired for Terminal 5. The majority of investment was at Heathrow. Total spend for the year on Terminal 5 was £332 million (excluding the capitalised deferred cost of land acquired), predominantly on site preparation, building foundations, logistics and alterations to the airfield layout. Overall good progress on the Terminal 5 development has been made in the second half of the year. In line with the Group's strategy of focusing on quality of service provided to its customers, a further £315 million was spent on other projects at Heathrow, including extensions to Terminal 1 and Terminal 3, refurbishment of the southern runway and an upgrade to the Terminal 4 baggage system. Investment at Gatwick focused on segregation of the existing piers for improved security. Projects at Stansted included the completion of Satellite 3 and improved slip roads from the M11. Investment continued at the Scottish airports and included the completion of a new multi storey car park at Glasgow.

Cashflow and borrowings

Net borrowings increased by £267 million to £1,918 million (£1,651 million) reflecting the net cash outflow over the year, primarily driven by increased capital investment. Gross debt was £3,074 million. However, the Group held cash and other short-term deposits of £1,156 million and had committed undrawn facilities of £606 million. It is the Group's policy to maintain sufficient cash and committed undrawn facilities to meet anticipated funding requirements for a minimum rolling 18 month period. Gearing was 42% (35% restated at 31 March 2002).

CHIEF EXECUTIVE'S COMMENT

Reviewing the financial year 2002/3, BAA's retiring chief executive, Mike Hodgkinson, said:

"This continued to be a challenging year for the aviation industry. Up until March 2003, we saw traffic growth in all markets, with domestic and European scheduled routes particularly strong. Long haul routes saw gradual, but more modest, recovery. However, the conflict in Iraq in March, combined with the late Easter holiday, saw traffic levels decline that month (compared to March 2002). This contrasted with growth in April, when the timing of Easter compensated for the adverse effect of the SARS virus during that month. Whilst it is difficult to predict the short term pace of growth and the financial consequences of the Iraq conflict, current global terrorist threats and SARS, we remain confident about the medium to long term.

"Our retail business has performed well despite these difficulties. We opened new facilities at Heathrow Terminal 3 and Stansted, designed like all our retail developments to enhance the traveller experience.

"Stringent safety and security continues to be our top priority, and we employed an additional 700 security staff in 2002/3 and aim to recruit a further 700 before this coming summer season at an additional cost this current year of approximately £12 million.

"A major uncertainty for BAA, and the industry as a whole, was removed with confirmation from our regulator in February of the price control formula for the five years from 1 April 2003. The price rises – the first in real terms since privatisation – will bring Heathrow's charges, in 10 years' time, in line with other major European hubs and enable BAA to proceed with its investment programme to meet our airline customers' requirements and provide the high quality infrastructure the country needs.

"Confirmation of the regulatory regime has allowed us to press ahead with our significant capital programme, in particular Terminal 5. We have now secured all the relevant planning permissions and, thanks to some significant periods of dry weather through the Spring, have been able to press ahead with work on the site. In the short term, the main focus for our investment will remain at Heathrow with the development of Terminal 5, improvements at the existing four terminals, as we seek to improve service quality, and on the airfield, to accommodate the new 550 seater Airbus A380 aircraft. But we also have planning permissions in place to develop both Gatwick and Stansted to meet demand for the medium term. These have been successfully achieved through legal agreements with the local planning authorities and neighbouring communities, avoiding for all parties the need for costly and time consuming public inquiries.

"In September we confirmed the dissolution of our joint venture partnership in designer outlet malls with McArthur Glen. Since then we have sold all but a very small element of our remaining interests. This has been a profitable venture for BAA over the life of the joint venture but is not part of our current strategy.

"In March, we confirmed our investment of £65 million in NATS Group (NATS), the UK's national air traffic services provider, alongside an identical investment in NATS by the UK Government. This combined investment of £130 million was used to reduce NATS' existing debt and assist in its financial restructuring. A safe and secure air traffic system is critical to BAA's ability to grow. NATS' financial robustness is, therefore, of significant relevance to the delivery of BAA's strategy.

"In May this year, the European Court of Justice ruled that the UK Government had to release its "golden share" in BAA. The golden share allowed the Government to block an investor holding more than 15% of the company's shares and mandated Government approval for a disposal of an airport. The European Court's ruling should have no effect on the way that we manage our relationships with Government, investors and all other stakeholders.

"During my tenure as Chief Executive we have faced a number of challenges. First, we had to recover from the abolition of duty-free in the EU in 1999. The terrible events of 11 September saw passenger numbers fall, followed by only gradual recovery in an uncertain geopolitical and economic climate. And just as the aviation industry believed real recovery was in sight, we were faced with conflict in the Middle East and the SARS epidemic. Staff and passengers have had to adapt to unprecedented levels of security. But these challenges have shown what a resilient business BAA is. My successor, Mike Clasper, has worked alongside me for the last two years and he is the right man to take the company forward. I believe we have a solid and resilient platform for growth in the longer term."

CHIEF EXECUTIVE DESIGNATE'S COMMENT

Mike Clasper takes over as Chief Executive on 9 June 2003. Looking forward, Mr Clasper said:

"Current performance continues to be adversely affected by the recent SARS virus, conflict in Iraq and continuing terrorist threats around the globe. However, anticipated traffic growth in the medium term and the Terminal 5 development at Heathrow give us confidence in the future of the business.

"The Group's prospects over the next ten years are significantly influenced by price regulation, traffic growth and capital investment. Now that price caps are in place for the next five years, and recommended for the subsequent five year period, we have the confidence required to undertake our investment programme.

"Looking further ahead, the Government's consultation on future runways in the UK concludes at the end of June. In May 2003, BAA submitted its response on options for the south east and Scotland to enable other stakeholders to see our professional assessment. As requested by Government, we evaluated each of the ten runway options put forward on the basis of their operational aspects, and their social, environmental and economic impacts. We recommend that six options should not be pursued on the basis of technical and financial feasibility and are recommending four options from which the Government should choose three: a short runway at Heathrow for use by short-haul aircraft; a second runway at Gatwick and up to two additional runways at Stansted. Government will consult with many other interested parties and make the choices only Government can make. Demand for air travel is growing in Scotland but there is no immediate need to predict the precise split of growth between Edinburgh and Glasgow. We therefore recommend that land is safeguarded at both Glasgow and Edinburgh, giving flexibility for the future.

"We hope that firm decisions will be made before the end of the year, enabling us to press ahead with the responsible development of the UK's airport infrastructure. By responsible development, we mean an approach which balances economic, social and environmental concerns. We are committed to working with the Government and with our local communities to understand fully the detailed issues surrounding air pollution and noise disturbance and to work with all our stakeholders to control, mitigate or compensate for these and other impacts.

"I am confident about the long-term prospects for the business. Our priority is to grow capacity and sustain service quality at all of our airports. Our capital programme provides for this, particularly at Heathrow in the critical period before Terminal 5 opens. Delivering Terminal 5 on time, and within budget, is essential for BAA, and for all Heathrow's customers. For the longer term, we will be working with the Government and all our stakeholders to ensure that a responsible aviation strategy for the UK is in place as soon as possible."

For further information on BAA's results, visit website: www.baa.com/results

Ends

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel: +44 (0)20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0)20 7932 6692

Segmental summary

	Revenue* to 31 March 2003 £m	Revenue* to 31 March 2002 (restated) £m	Operating profit * to 31 March 2003 £m	Operating profit * to 31 March 2002 £m
Airports - UK and overseas	1,429	1,387	541	522
World Duty Free – UK airports	352	342	22	18
Heathrow Express	64	58	9	7
BAA Lynton	46	35	19	21
Other[1]	11	33	(9)	(15)
Total – continuing operations	**1,902**	**1,855**	**582**	**553**
Discontinued operations	7	117	5	(3)
GROUP	**1,909**	**1,972**	**587**	**550**

* Excludes associates, joint ventures and exceptional items.
[1] Other includes World Duty Free terminated overseas airport contracts - revenue £nil (£21 million) and operating loss £nil (£4 million).

Results by quarter (2002/03)

	1st quarter	% change from 2001/02	2nd quarter	% change from 2001/02	3rd quarter	% change from 2001/02	4th quarter	% change from 2001/02
Revenue (restated)*	£477m	(1.0)	£542m	3.0	£484m	11.8	£399m	(3.6)
Operating profit*	£158m	(3.1)	£199m	3.6	£138m	23.2	£87m	1.2
Profit before tax and exceptionals	£143m	(4.7)	£183m	(0.5)	£122m	19.6	£76m	10.1
Earnings per share before exceptional items	9.3p	(5.1)	11.9p	(0.8)	7.9p	16.2	4.9p	6.5

* Excludes discontinued activities and associates, joint ventures and exceptional items.

BAA plc
EMBARGOED UNTIL 07:00 HOURS 3 JUNE 2003

BAA plc RESULTS FOR YEAR ENDED 31 MARCH 2003

Consolidated profit and loss account for the year ended 31 March 2003

	31 March 2003			31 March 2002 restated (see note 5)		
	Before Exceptional Items £M	Exceptional Items £M	Total £M	Before Exceptional Items £M	Exceptional Items £M	Total £M
Continuing operations	1,911	-	1,911	1,859	-	1,859
Discontinued operations	22	-	22	130	-	130
Revenue - Group and share of joint ventures	1,933	-	1,933	1,989	-	1,989
Less share of joint venture revenue - continuing operations	(9)	-	(9)	(4)	-	(4)
Less share of joint venture revenue – discontinued operations	(15)	-	(15)	(13)	-	(13)
Group revenue	1,909	-	1,909	1,972	-	1,972
Operating costs	(1,322)	-	(1,322)	(1,422)	-	(1,422)
Continuing operations	582	-	582	553	-	553
Discontinued operations	5	-	5	(3)	-	(3)
Group operating profit	587	-	587	550	-	550
Share of operating profit in joint ventures - continuing operations	3	-	3	2	-	2
Share of operating profit in joint ventures - discontinued operations	7	-	7	3	(15)	(12)
Share of operating profit in associates - continuing operations	1	-	1	1	-	1
Total operating profit	598	-	598	556	(15)	541
Loss on disposal of discontinued operations	-	-	-	-	(190)	(190)
Add release of prior year provision	-	-	-	-	2	2
Profit on the sale of fixed assets in continuing operations	-	14	14	-	16	16
Profit on ordinary activities before interest	598	14	612	556	(187)	369
Income from other fixed asset investments	1	-	1	1	-	1
Net interest payable - group	(108)	-	(108)	(87)	-	(87)
Net interest payable - joint ventures	(7)	-	(7)	(12)	-	(12)
Net interest payable - associates	(1)	-	(1)	(1)	-	(1)
Other finance income - group	41	-	41	48	-	48
Profit on ordinary activities before taxation	524	14	538	505	(187)	318
Tax on profit on ordinary activities	(162)	-	(162)	(152)	1	(151)
Profit on ordinary activities after taxation	362	14	376	353	(186)	167
Equity minority interests	(2)	-	(2)	(2)	-	(2)
Profit for the year attributable to shareholders	360	14	374	351	(186)	165
Equity dividends	(202)	-	(202)	(194)	-	(194)
Retained profit/(loss) for the financial year transferred to/(from) reserves	158	14	172	157	(186)	(29)
Earnings per share	34.0p	1.3p	35.3p	33.2p	(17.6p)	15.6p
Diluted earnings per share			34.0p			15.9p

Statement of total recognised gains and losses for the year ended 31 March 2003

	31 March 2003 £M	31 March 2002 £M
Profit for the financial year attributable to shareholders *	374	165
Unrealised surplus on revaluation of investment properties	156	74
Reversal of revaluation surplus on investment property transferred to operational assets	(7)	-
Share of associate's unrealised deficit on revaluation of investment properties	(1)	-
Revaluation of assets previously held within joint ventures at cost, net of deferred tax	5	-
Currency translation differences on foreign currency net investments	1	2
Actuarial loss relating to net pension liability/asset	(722)	(124)
Deferred tax associated with actuarial loss relating to net pension liability/asset	217	37
Total recognised gains and losses relating to the year	23	154
Prior year adjustment – deferred tax (note 8)	(70)	
Total recognised gains and losses recognised since the last annual report	(47)	

* Including joint ventures and associates profit of £3 million (31 March 2002: loss of £22 million).

Reconciliation of movements in shareholders' funds for the year ended 31 March 2003

	31 March 2003 £M	31 March 2002 restated (see note 8) £M
Profit for the financial year attributable to shareholders	374	165
Equity dividends	(202)	(194)
Retained profit/(loss) for the financial year	172	(29)
Other net recognised gains and losses relating to the year	(351)	(11)
New share capital subscribed	17	21
Net reduction in shareholders' funds	(162)	(19)
Opening shareholders' funds (Originally £4,807 million before deducting prior period adjustment of £70 million)	4,737	4,756
Closing shareholders' funds	4,575	4,737

Consolidated balance sheet as at 31 March 2003

	31 March 2003 £M	31 March 2002 restated (see note 8) £M
Fixed assets		
Intangible assets	10	10
Tangible assets	7,802	6,975
Investments in joint ventures:		
Share of gross assets	75	51
Share of gross liabilities	(72)	(39)
Loans	30	39
	33	51
Investments in associates	7	6
Other investments	142	80
	7,994	7,122
Current assets		
Stocks	27	34
Debtors	218	183
Short-term investments	876	840
Cash at bank and in hand	280	99
	1,401	1,156
Creditors: amounts falling due within one year	(812)	(701)
Net current assets	589	455
Total assets less current liabilities	8,583	7,577
Creditors: amounts falling due after more than one year		
Other creditors	(2,299)	(2,256)
Convertible debt	(730)	(311)
	(3,029)	(2,567)
Provisions for liabilities and charges		
Investments in joint ventures:		
Share of gross assets	-	180
Share of gross liabilities	-	(224)
	-	(44)
Deferred tax	(552)	(504)
Other provisions	(198)	(8)
	(750)	(556)
Equity minority interests	(8)	(6)
Net assets excluding pension asset and pension and other post retirement liabilities	4,796	4,448
Pension asset	-	299
Pension and other post retirement liabilities	(221)	(10)
Net assets including pension asset and pension and other post retirement liabilities	4,575	4,737
Share capital	1,070	1,066
Reserves	3,505	3,671
Equity shareholders' funds	4,575	4,737
Net asset value per share	£4.28	£4.45

Consolidated cash flow statement for the year ended 31 March 2003

	31 March 2003 £M	31 March 2002 £M
Operating activities:		
Operating profit	587	550
Depreciation	257	250
Amortisation	1	7
Fixed assets written off	-	6
Decrease/(increase) in stocks	11	(1)
Increase in debtors	(29)	(4)
Increase in creditors	5	6
Decrease in provisions	(1)	(2)
Increase/decrease in net pension liability/asset	48	46
Net cash inflow from operating activities	**879**	**858**
Dividends received from joint ventures	**2**	**18**
Returns on investments and servicing of finance:		
Interest paid	(211)	(118)
Interest received	70	30
Dividends received from other fixed asset investments	1	1
Dividends paid to minority interests	(2)	(3)
	(142)	(90)
Tax paid	(144)	(135)
Capital expenditure and financial investment:		
Additions to operational assets	(680)	(628)
Additions to investment properties	-	(3)
Sale of operational assets	9	1
Sale of investment properties	63	48
Net additions to long-term investments	(54)	(55)
Sale of current asset investments	-	2
	(662)	(635)
Acquisitions and disposals:		
Deferred consideration paid in respect of a subsidiary undertaking acquired in a prior year	-	(1)
Acquisition of joint ventures	-	(21)
Dissolution of joint venture	8	-
Disposal of joint venture	41	-
Disposal of subsidiary undertakings	118	11
Net cash disposed of with subsidiary undertakings	(5)	(12)
	162	(23)
Equity dividends paid	(196)	(188)
Cash outflow before use of liquid resources and financing	(101)	(195)
Management of liquid resources:		
Cash returned from/(placed on) deposit	48	(532)
Purchase of commercial paper	(84)	(46)
	(36)	(578)
Financing:		
Issue of shares	17	21
Net increase in debt	298	731
	315	752
Increase/(decrease) in cash in the year	178	(21)

Reconciliation of net cash flow to movement in net debt

	31 March 2003 £M	31 March 2002 £M
Increase/(decrease) in cash in the year	178	(21)
Cash inflow from increase in debt	(298)	(731)
Cash outflow from use of liquid resources	36	578
Foreign exchange translation differences	(3)	5
Disposal of operations	-	80
Dissolution of joint venture	(180)	-
Other non-cash movements	-	14
Increase in net debt in the year	(267)	(75)
Opening net debt	(1,651)	(1,576)
Closing net debt	(1,918)	(1,651)

Segmental information for the year ended 31 March 2003

Revenue

	31 March 2003 £M	31 March 2002 restated (see note 5) £M
Airports		
Heathrow	787	760
Gatwick	277	286
Stansted	132	117
Total UK regulated airports	1,196	1,163
Glasgow	69	67
Edinburgh	60	56
Aberdeen	27	27
Southampton	14	14
Total UK non-regulated airports	170	164
Total international airports	63	60
Total airports	1,429	1,387
World Duty Free		
Continuing operations	352	363
Discontinued operations	-	117
Total World Duty Free	352	480
BAA Lynton		
Continuing operations	46	35
Discontinued operations	7	-
Total BAA Lynton	53	35
Rail	64	58
Other operations	11	12
Group	1,909	1,972
Share of joint ventures		
Continuing operations	9	4
Discontinued operations	15	13
Total share of joint ventures	24	17
Group and share of joint ventures	1,933	1,989
Analysed between:		
United Kingdom - continuing operations	1,837	1,769
United Kingdom - discontinued operations	22	8
Europe - continuing operations	33	34
Europe - discontinued operations	-	5
North America - continuing operations	30	28
North America - discontinued operations	-	117
Other - continuing operations	11	28
	1,933	1,989

Segmental information for the year ended 31 March 2003

Operating profit

	31 March 2003 £M	31 March 2002 £M
Airports		
Heathrow	340	320
Gatwick	93	103
Stansted	43	37
Total UK regulated airports	476	460
Glasgow	24	25
Edinburgh	22	20
Aberdeen	10	10
Southampton	3	3
Total UK non-regulated airports	59	58
Total international airports	6	4
Total airports	541	522
World Duty Free		
Continuing operations	22	17
Discontinued operations	-	(3)
Total World Duty Free	22	14
BAA Lynton		
Continuing operations	19	21
Discontinued operations	5	-
Total BAA Lynton	24	21
Rail	9	7
Other operations	(9)	(14)
Group	587	550
Share of joint ventures and associates		
Continuing operations	4	3
Discontinued operations	7	3
Discontinued operations - exceptional item	-	(15)
Total share of joint ventures and associates	11	(9)
Group and share of joint ventures and associates	598	541
Analysed between:		
United Kingdom - continuing operations	577	553
United Kingdom - discontinued operations	10	5
United Kingdom - discontinued operations exceptional item	-	(15)
Europe - continuing operations	5	-
Europe - discontinued operations	2	(2)
North America - continuing operations	1	1
North America - discontinued operations	-	(3)
Other - continuing operations	3	2
	598	541

Segmental information for the year ended 31 March 2003

Net assets

	31 March 2003 £M	31 March 2002 restated (see note 8) £M
Airports		
Heathrow	3,317	2,748
Gatwick	1,058	1,043
Stansted	1,016	950
Total UK regulated airports	**5,391**	**4,741**
Glasgow	189	199
Edinburgh	163	159
Aberdeen	70	67
Southampton	53	53
Total UK non-regulated airports	**475**	**478**
Total international airports	**40**	**26**
Total airports	**5,906**	**5,245**
World Duty Free	**13**	**12**
BAA Lynton		
Continuing operations	266	311
Discontinued operations	2	-
Total BAA Lynton	**268**	**311**
Rail	**549**	**559**
Other operations	**(62)**	**(41)**
Group	**6,674**	**6,086**
Share of joint ventures and associates		
Continuing operations	35	30
Discontinued operations	5	(17)
Total share of joint ventures and associates	**40**	**13**
Group and share of joint ventures and associates	**6,714**	**6,099**
Analysed between:		
United Kingdom - continuing operations	6,598	6,023
United Kingdom - discontinued operations	7	(6)
Europe - continuing operations	33	20
Europe - discontinued operations	-	(11)
North America - continuing operations	7	5
North America - discontinued operations	-	-
Other - continuing operations	69	68
	6,714	**6,099**
Net debt	(1,918)	(1,651)
Pension asset and pension and other post retirement liabilities	(221)	289
Net assets	4,575	4,737

Discontinued operations represent World Duty Free's export division and World Duty Free Americas, Inc., whose operations were sold in the prior year, and the operations of BAA McArthurGlen held by the Group in joint venture and subsidiary entities which were disposed of on 31 March 2003 and 2 April 2003.

NOTES

1. This statement has been prepared in accordance with the accounting policies applied in the 2001/02 annual report with the exception of the changes described in Note 5.

2. The interest charge is shown net of capitalised interest in respect of the Group of £31m (31 March 2002: £32m).

3. The taxation charge for the year ended 31 March 2003 has been based on the estimated effective rate for the full year before exceptional items of 31% (31 March 2002: 30%).

4. The financial statements of the Group have been prepared under the historical cost convention modified by the inclusion of investment properties at open market valuation. Certain of the Group's investment properties have been valued on this basis by Drivers Jonas, Chartered Surveyors, at £1,956m. The Group's remaining investment properties are shown at a Directors' valuation of £857m, which has been reviewed by Drivers Jonas.

5. During the year the accounting policy for the treatment of marketing support, used to promote new routes at Stansted Airport, has been amended. Marketing support has, in the current year, been accounted for as a reduction in revenue, having been previously treated as an operating cost. In the directors' opinion this accounting treatment more fairly reflects the nature of these transactions. Prior year figures have been restated to reflect this change resulting in a reduction in Stansted's revenue by £15m. There is no impact on group operating profit.

   In addition, the depreciation policy for railway rolling stock has been amended. The asset has been split into components which are treated as separate capital assets and depreciated over their expected useful lives being, eight years for interior soft furnishings, 15-20 years for the interior structure, power and electronics and 40 years for the body structure. Previously the rolling stock was depreciated as a single asset over 30 years. This change has not had a material impact on the current year or prior period results.

6. Airport fixed assets in the course of construction (excluding capitalised interest) include £896m (31 March 2002: £377m) in respect of Terminal 5 at Heathrow Airport for which planning consent was given in November 2001. The Board formally approved this project to proceed on 27 March 2003. Included within the additional Terminal 5 capital expenditure of £519m during the year is £187m for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have to be relocated and the acquisition cost represents the present value of the estimated deferred payments to be made over the next 35 years to the vendor in compensation for relocation. The present value of deferred consideration is included within other provisions in the balance sheet. As a result of this and other movements in capital creditors, the capital expenditure of the Group recorded in the period has exceeded the cash expended by £281m.

7. Net borrowings amount to £1,918m (31 March 2002: £1,651m).

8. FRS 19 "Deferred Tax" was adopted in the year ended 31 March 2002, which required a change to the accounting treatment of deferred tax. This resulted in a prior year adjustment recorded in that year, whereby £404m of deferred tax liabilities were recognised, which had not previously been recorded. During the year ended 31 March 2003, improved interrogation of the fixed asset registers led to the Group identifying that the prior year adjustment for deferred tax was understated by £70m. In the accounts for the year ended 31 March 2003, the recognition of this element of understatement has accordingly also been treated as a prior year adjustment. As a result, the balance sheet at 31 March 2002 has been restated as follows:

	Deferred tax provision	**Reserves**
	£m	£m
31 March 2002 - as previously reported	(434)	3,741
Prior year adjustment	(70)	(70)
31 March 2002 restated	**(504)**	**3,671**

   This adjustment has not resulted in a change to the reported retained loss for the Group in the year ended 31 March 2002.

9. Pension and other post retirement liabilities comprise a deficit on the main pension scheme of £209m (31 March 2002: surplus £299m) and provision for unfunded pension obligations and post retirement medical benefits of £12m (31 March 2002: £10m). Both amounts are net of deferred tax. At 31 March 2002 the main scheme was in surplus and was consequently separately disclosed as a pension asset.

10. Holders of US$105,000,000 of Loan Notes of World Duty Free Americas, Inc. (now known as WDFA Inc.), which was sold by BAA in October 2001, have issued proceedings against BAA, World Duty Free plc and the purchaser of WDFA Inc., for US$105,000,000 and punitive damages, claiming they conspired to convey the assets of WDFA Inc. with the intent of impairing the holders' rights as creditors under the Loan Notes and also that BAA guaranteed the Loan Notes. BAA denies the allegations and appropriate legal advice has confirmed that the claim has no merit. The case is progressing and is expected to be tried this autumn.

11. The above financial information does not constitute the statutory accounts within the meaning of Section 240 of the Companies Act 1985 for the years ended 31 March 2003 or 2002, but it is derived from those accounts after restatement of the results for the year ended 31 March 2002 for the items described in notes 5 and 8. Statutory accounts for 2002 have been delivered to the Registrar of Companies, and those for 2003 will be delivered shortly. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. Shareholders who prefer to receive the accounts in shorter form will receive a copy of the Annual Review which contains a Summary Financial Statement.

12. Subject to approval at the Annual General Meeting, the recommended final dividend of 12.7p per ordinary share will be paid on 14 August 2003 to shareholders on the register on 13 June 2003. This will bring the total dividend for the year to 19.0p per share, an increase of 3.8%.

ANNUAL GENERAL MEETING

The 2003 Annual General Meeting of BAA plc will be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 18 July 2003 at 11:15 hours.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
2 June 2003